UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022

Commission File Number: 001-40566
TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)
16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	☒

On August 9, 2022 (the “Amendment No. 1 Effective Date”), Taboola.com Ltd. (“Taboola”) entered into an incremental revolving credit facility amendment (the “Amendment”) to its existing senior secured credit agreement (as amended by the Amendment, the “Amended Credit Agreement”), among Taboola, its wholly-owned subsidiary Taboola, Inc., as borrower (the “Borrower”), the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent.  The Amendment provides for borrowings in an aggregate principal amount of up to $90 million (the “Revolving Facility”, the loans thereunder, the “Revolving Loans” and the commitments thereunder, the “Revolving Commitments”). The proceeds of the Revolving Facility can be used to finance working capital needs and general corporate purposes.

Borrowings under the Revolving Facility are subject to customary borrowing conditions and will bear interest at a variable annual rate based on Term SOFR or Base Rate plus a fixed margin. Revolving Loans repaid may be reborrowed prior to maturity of the Revolving Facility pursuant to customary conditions and restrictions. The Revolving Facility will mature on the fifth anniversary of the Amendment No. 1 Effective Date.

Subject to the following sentence, the Revolving Facility is voluntarily prepayable from time to time without premium or penalty. The Borrower shall pay a prepayment premium in connection with any repricing transaction consummated on or before the first anniversary of the closing date. The Revolving Facility is mandatorily prepayable with a portion of the net cash proceeds of certain dispositions of assets, a portion of the Borrower’s excess cash flow and the proceeds of incurrences of indebtedness not permitted under the Amended Credit Agreement as well as at any time that the outstanding Revolving Loans exceeds the Revolving Commitments.

The Amended Credit Agreement also contains customary representations, covenants and events of default as well as a financial covenant, which places a limit on Taboola’s allowable net leverage ratio. Failure to meet the covenants beyond applicable grace periods could result in acceleration of the Revolving Loans and/or termination of the Revolving Facility.

Capitalized terms used in the foregoing description that are not defined herein are used with the meanings ascribed to them in the Amendment and the Amended Credit Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment and the Amended Credit Agreement filed herewith as Exhibit 99.1 and incorporated herein by reference.

This report on Form 6-K, is being filed and shall be incorporated by reference in any registration statement filed by Taboola under the Securities Exchange Act of 1934, as amended, that permits incorporation by reference.

TABLE OF CONTENTS
Exhibit No.
99.1
Incremental Facility Amendment No. 1, dated as of August 9, 2022, by and among Taboola.com Ltd., Taboola, Inc., as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.*

*
Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copies of any omitted schedules or exhibits will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer

Date: August 22, 2022